Exhibit 12


THE MONTANA POWER COMPANY

Computation of Ratio Earnings to Fixed Charges
(Dollars in Thousands)


	 Twelve Months
	    Ended
	December 31,1996

Net Income	$ 119,147

Income Taxes	   72,813
	$ 191,960



Fixed Charges:
	Interest	$ 50,937
	Amortization of Debt Discount,
		Expense and Premium	1,610
	Rentals	  34,470
			$ 87,017



Earnings Before Income Taxes
	and Fixed Charges	$278,977



Ratio of Earning to Fixed Charges	    3.21 x